                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 4)(1)

                           National Auto Credit, Inc.
                                (Name of Issuer)

                     Common Stock, $0.05 Par Value Per Share
                         (Title of Class or Securities)

                                   632900 10 6
                                 (CUSIP Number)

                               Ernest C. Garcia II
                       2525 E. Camelback Road, Suite 1150
                             Phoenix, Arizona 85016
                                 (602) 552-3200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
---------------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 4 TO SCHEDULE 13D
                            PURSUANT TO RULE 13d-2(a)
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         This Amendment No. 4 amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on September 11, 1998 by Ernest C. Garcia II, as amended by Amendment No. 1 on September 28, 1998, and as further amended by Amendment No. 2 on November 20, 1998, and as further amended by Amendment No. 3 on April 20, 1999.

         The Reporting Persons are filing this Schedule 13D to reflect the new information set forth herein, including the fact that:

- On May 7, 1999, Mr. Garcia has resigned as proxy pursuant to a proxy previously granted to Mr. Garcia by Mr. Sam J. Frankino, The Corrine L. Dodero Trust for the Arts & Sciences, and Samuel J. and The Connie M. Frankino Charitable Foundation (the "Frankino Persons"). Nothing contained herein shall be construed as an admission that the Reporting Persons, together with the Frankino Persons, constituted a "person" or "group" for any purpose. Pursuant to Rule 13d-1(k)(2) under the Exchange Act, the Reporting Persons are making this filing individually rather than jointly with the Frankino Persons.

- On May 10, 1999, for and in consideration of $1,000,000, Mr. Garcia and Verde (the "Reporting Persons") granted to NAC the right and option (the "Option") to purchase all (but not less than all) of their combined 2,849,630 shares of NAC at any time from the date hereof and continuing for a period of 45 days (as it may be extended, the "Term"), at a purchase price of $1.50 per Share; provided that, NAC may, at its option, extend the Term for an additional 45 days for and in consideration of the sum of $500,000, payable in the manner set forth above (the "Second Payment"), and provided further that, the aggregate of the Payment and one-half of any Second Payment shall be deducted from the aggregate amount payable by NAC to the Reporting Persons upon exercise of the Option. NAC shall have the right to transfer the Option at any time during the Term to any third-party.

- In the event that NAC fails to exercise the Option during its term, (i) the Reporting Persons shall have the right so long as they own at least 2,500,000 shares to designate one member to the board of directors of NAC (which member shall be subject to approval by a majority of NAC's directors), and (ii) the Reporting Persons shall have the right and the option (the "Shareholder Option") to purchase up to 2,849,630 shares of common stock from NAC, in whole or in part, at a per share price equal to the lower of (A) $1.50 or (B) the average of the daily closing sale price of the common stock over the 10 trading days immediately preceding the expiration of the Term. The Shareholder Option is exercisable (if at all) for a period of 30 days following expiration of the Term.

COVER PAGES

         The cover pages are hereby amended in their entirety to reflect the foregoing.


CUSIP NO.  632900 10 6                 13D                      PAGE 3 OF  PAGES

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ernest C. Garcia II

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER                    2,715,630

  NUMBER OF         *See Proxy granted by Reporting Person disclosed in Item 4.

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                    134,000
BENEFICIALLY
                    *See Proxy granted by Reporting Person disclosed in Item 4.
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER               2,715,630

  REPORTING         *See Proxy granted by Reporting Person disclosed in Item 4.

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER               134,000
    WITH
                    *See Proxy granted by Reporting Person disclosed in Item 4.

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,849,630
     *See Proxy granted by Reporting Person disclosed in Item 4.

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.98%
     *See Proxy granted by Reporting Person disclosed in Item 4.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

CUSIP NO.  632900 10 6                 13D                      PAGE 4 OF  PAGES

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

     Verde Investments, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER                            0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                    134,000
BENEFICIALLY
                    *See Proxy granted by Reporting Person disclosed in Item 4.
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                       0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER               134,000
    WITH
                    *See Proxy granted by Reporting Person disclosed in Item 4.

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     134,000
     *See Proxy granted by Reporting Person disclosed in Item 4.

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
     *See Proxy granted by Reporting Person disclosed in Item 4.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________


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
ITEM 1.  SECURITY AND ISSUER.

         Title of Class of
         Equity Security:                Common Stock, $0.05 par value per share

         Name of Issuer:                 National Auto Credit, Inc. ("NAC")

         Address of                      30000 Aurora Road
         Principal Office:               Solon, Ohio 44139


ITEM 2.  IDENTITY AND BACKGROUND.

The information in Item 2 is revised in its entirety to read as follows:

(a) NAME OF PERSON FILING:

A.       Ernest C. Garcia -- Ernest C. Garcia  II ("Mr. Garcia")

B. Verde Investments, Inc. -- Verde Investments, Inc. ("Verde") (Garcia and Verde collectively, the "Reporting Persons")

This Schedule 13D, Amendment No. 4 ("Amendment No. 4") is jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Mr. Garcia, by virtue of his direct beneficial ownership of Common Stock of NAC; (ii) Mr. Garcia, by virtue of his indirect beneficial ownership of Common Stock via his sole ownership of all of the common stock of Verde, and (iii) Verde, by virtue of its direct beneficial ownership of Common Stock of NAC.

Certain information required by this Item 2 concerning the directors and executive officers of Verde is set forth on Schedule 1 attached hereto, which is incorporated herein by reference.

The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act.

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

A.       Mr. Garcia -- 2525 East Camelback Road, Suite 1150, Phoenix, Arizona
         85016

B. Verde -- 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016 Also, see Schedule 1 attached hereto.


(c) PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF CORPORATION IN WHICH EMPLOYMENT IS CONDUCTED:

A. Mr. Garcia -- Chairman and Chief Executive Officer of Ugly Duckling Corporation, used automobile retail sales and finance company, 2525 E. Camelback Rd, Suite 500, Phoenix, AZ 85016; (2)


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
         Chairman, Chief Executive Officer and President of Cygnet Financial Corporation ("Cygnet"), providing various financial services primarily to the sub-prime segment of the automobile finance industry; (3) President, sole director and sole shareholder of Verde.

B. Verde -- Verde is an investment company involved in real estate and other types of investments. See Information set forth under this Item
         2. Also, see Schedule 1 attached hereto. Cygnet's and Verde's addresses for their principal businesses and principal offices are the same as the address provided under Item 2(b).


(d) WHETHER DURING LAST FIVE YEARS, SUCH PERSON CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule 1 to this Amendment No. 4, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). However, prior to 1992, Mr. Garcia was involved in various real estate, securities, and banking ventures. Arising out of two transactions in 1987 between Lincoln Savings and Loan Association ("Lincoln") and entities controlled by Mr. Garcia, the Resolution Trust Corporation ("RTC"), which ultimately took over Lincoln, asserted that Lincoln improperly accounted for the transactions and that Mr. Garcia's participation in the transactions facilitated the improper accounting. Facing severe financial pressures, Mr. Garcia agreed to plead guilty to one count of bank fraud, but in light of his cooperation with authorities both before and after he was charged, was sentenced to only three years probation, which has expired, was fined $50 (the minimum fine the court could assess), and during the period of his probation, which ended in 1996, was banned from becoming an officer, director or employee of any federally-insured financial institution or a securities firm without governmental approval. In separate actions arising out of this matter, Mr. Garcia agreed not to violate the securities laws, and filed for bankruptcy both personally and with respect to certain entities he controlled. The bankruptcies were discharged by 1993.

(e) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule 1 to this Amendment No. 4, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. However, for Mr. Garcia, see the summary under Item 2(e) above.


(f) CITIZENSHIP:

A.       Mr. Garcia -- United States of America

B.       Verde -- Arizona. Also, see Schedule 1 attached hereto.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No changes.


ITEM 4.  PURPOSE OF TRANSACTION.

The information set forth in Item 4 is supplemented as follows:

On April 20, 1999, Sam J. Frankino, who directly owns 14,016,560 shares and has both shared voting and investment power with respect to 1,000,000 shares held by The Corrine L. Dodero Trust for the Arts & Sciences and 726,452 shares held by The Samuel J. and Connie M. Frankino Charitable Foundation (collectively, the "Frankino Persons") (together representing 55% of the outstanding common stock of NAC), executed a revocable proxy in favor of Mr. Garcia, authorizing Mr. Garcia, in his discretion, to vote the Frankino Persons' shares in connection with certain corporate matters. On May 7, 1999, Mr. Garcia resigned as proxy with respect to the Frankino Persons' shares.

On April 20, 1999, Mr. Garcia and Verde delivered an action by written consent to NAC pursuant to which the shareholders purported to elect Mr. Garcia and Mr. Steven Johnson as directors of NAC. However, NAC has informed Mr. Garcia and Mr. Johnson that it did not have vacancies on its board of directors and, therefore, the purported action by the shareholders was ineffective.

On May 10, 1999, for and in consideration of $1,000,000, Mr. Garcia and Verde (the "Reporting Persons") entered into an agreement (the "Agreement") with NAC, granting NAC the right and option (the "Option") to purchase all (but not less than all) of their combined 2,849,630 shares of NAC at any time from the date hereof and continuing for a period of 45 days (as it may be extended, the "Term"), at a purchase price of $1.50 per Share; provided that, NAC may, at its option, extend the Term for an additional 45 days for and in consideration of the sum of $500,000, payable in the manner set forth above (the "Second Payment"), and provided further that, the aggregate of the Payment and one-half of any Second Payment shall be deducted from the aggregate amount payable by NAC to the Reporting Persons upon exercise of the Option. NAC has the right to transfer the Option at any time during the Term to any third-party.

In the event that NAC fails to exercise the Option during its term, (i) the Reporting Persons has the right so long as they own at least 2,500,000 shares to designate one member to the board of directors of NAC (which member shall be subject to approval by a majority of NAC's directors), and (ii) the Reporting Persons shall have the right and the option (the "Shareholder Option") to purchase up to 2,849,630 shares of common stock from NAC, in whole or in part, at a per share price equal to the lower of (A) $1.50 or (B) the average of the daily closing sale price of the common stock over the 10 trading days immediately preceding the expiration of the Term. The Shareholder Option is exercisable (if at all) for a period of 30 days following expiration of the Term.

In order to facilitate these agreements and the Option exercise price, NAC and the Reporting Persons appointed a third-party escrow agent to hold the Reporting Persons' shares for the duration of the Term. The Reporting Persons also executed an irrevocable Proxy in favor of a director of NAC which gives him the power to vote the shares during the Term.

The Reporting Persons also agreed with NAC that for a period of one year, they will not take any action which adversely impacts or interferes with (i) the business and operations of NAC, (ii) completion of the audit of NAC's financial statements, (iii) existence, composition, function or purpose of the Special Committee of NAC's board of directors, (iv) efforts of NAC to preserve and maximize its assets, (v) efforts of NAC to continue to stabilize its operations,
(vi) efforts of NAC to ensure proper financial and accounting reporting and controls, and (vii) efforts of NAC to restore public confidence in NAC. The Reporting Persons also agreed that for a period of one year, they will not acquire beneficial ownership of any additional shares of NAC without prior consent of NAC's board of directors. These provisions will terminate if NAC fails to exercise the Option.

The description of these transactions are summaries only, the agreements are attached as exhibits hereto.

Although in light of the agreements referred above the Reporting Persons have no further plans regarding NAC, if the Option is not exercised, the Reporting Persons may consider other alternatives with respect to their investment of the NAC securities including, without limitation, plans or proposals such as the following: (1) changing the Certificate of Incorporation or By-Laws of NAC; (2) changing the management or board of directors of NAC; (3) changing the capitalization of NAC; (4) terminating NAC's registration of its securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;
(5) effecting a corporate transaction, such as a merger, reorganization or sale or purchase of assets or a joint venture, partnership or management arrangement involving NAC or any of its subsidiaries and/or affiliate entities or persons, which may include transactions with other entities in which the Reporting Persons have an ownership interest; (6) acquiring additional securities of NAC;
(7) disposing of NAC securities through sales, transfers and other means; (8) other changes in NAC's business or corporate structure; and (9) other actions similar to any of those listed above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in Item 5 is amended as follows:

(a)      AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

         Verde is the direct beneficial owner of 134,000 shares of Common Stock, representing 0.5% of NAC's Common Stock. Mr. Garcia is the direct beneficial owner of 2,715,630 shares of Common Stock and the indirect beneficial owner of 134,000 shares of Common Stock owned by Verde, together representing 9.98% and 2,849,630 shares of NAC Common Stock. By virtue of the relationship between Mr. Garcia and Verde described in
         Item 2, Mr. Garcia may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Verde.

(b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         See Item 4 regarding the agreements executed by the Reporting Persons.

(c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

         See Items 3 and 4.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:        Agreement, dated May 10, 1999
Exhibit 99.2:        Proxy from Reporting Persons, dated May 10, 1999
Exhibit 99.3:        Escrow Agreement, dated May 10, 1999
Exhibit 99.4:        Agreement re Joint Filing of Schedule 13D, Amendment No. 4

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /s/ Ernest C. Garcia II
Dated: May 12, 1999                 ____________________________________________
                                    Ernest C. Garcia II



Dated: May 12, 1999                 Verde Investments, Inc.
                                    an Arizona corporation

                                             /s/ Ernest C. Garcia II
                                    By: ________________________________________
                                    Name:    Ernest C. Garcia II
                                    Its:     President

                   SCHEDULE 1 TO SCHEDULE 13D, AMENDMENT NO. 4

                        EXECUTIVE OFFICERS AND DIRECTORS
                     INFORMATION FOR VERDE INVESTMENTS, INC.


Ernest C. Garcia II        Director, President and Sole Shareholder

Steven P. Johnson          Vice President/General Counsel/Secretary

Randall Andrus             Vice President/Real Estate

Nancy V.  Young            Treasurer

         (1) Each person is a citizen of the United States. Each person's principal office and principal business address is the same as that listed under Item 2(b) of Amendment No. 4.

         (2) In addition to the listed positions, Mr. Johnson is the Senior Vice President and General Counsel of both Ugly Duckling Corporation and Cygnet Financial Corporation. These companies and businesses are described within Item 2 of Amendment No. 4.

                                  EXHIBIT INDEX



Exhibit No.          Description

Exhibit 99.1:        Agreement, dated May 10, 1999
Exhibit 99.2:        Proxy from Reporting Persons, dated May 10, 1999
Exhibit 99.3:        Escrow Agreement, dated May 10, 1999
Exhibit 99.4:        Agreement re Joint Filing of Schedule 13D, Amendment No. 4


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